Exhibit 99.8

OUTLOOK FOR METALS AND MINERALS
Full Year Results 2009
11 February 2010
Vivek Tulpulé
Chief Economist
The following note summarises the views of Rio Tinto’s Chief Economist, Vivek Tulpulé, on the economic outlook for 2010.
•	Most metals and minerals prices rose substantially over the second half of 2009 due to macroeconomic stimulus measures, pushing current prices above average levels from the previous cycle (2005-mid 2008).

•	After exhibiting substantial strength during most of January 2010 there was a sharp fall in many spot prices, especially for base metals, during the last few days of the month and into February. Although it should be noted that prices are still high by historical standards.

•	More volatility can be expected in the months ahead on the ebb and flow of speculation about the speed and extent of monetary tightening in Asia and the extent and sustainability of further economic recovery in the OECD.

•	Forecasters have become progressively more optimistic about future global growth in 2010
•	The IMF is predicting global growth of nearly 4 per cent;

•	Chinese GDP growth is expected to be in the 9-10 per cent range;

•	Economy-wide inventory rebuilding in the OECD should provide a short-term boost to activity.
•	But the jury is still out on whether a sustainable recovery in private sector confidence and economic activity will emerge as the fiscal and monetary stimulus wanes or is removed over time. Some risks to the outlook are:
•	The possibility of an aggressive tightening of monetary policies in Asian economies in response to concerns about consumer and/or asset price inflation;

•	The possibility that consumer spending in the OECD will remain constrained on concerns about employment prospects, housing wealth and increased tax burdens.
•	Taking a longer run perspective, our expectation remains that real long run prices and margins for almost all minerals and metals, will average higher going forward than in the decade preceding the most recent boom.
•	Future global economic development in China, India and other developing countries is expected to require relatively high marginal cost production to meet fast growing metals and minerals demand;

•	In some instances the speed of expected demand growth relative to capacity combined with input supply problems may increase the frequency of intermittent supply shortages and associated price spikes.

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OUTLOOK FOR METALS AND MINERALS
Full Year Results 2009
11 February 2010
Vivek Tulpulé
Chief Economist
Most metals and minerals prices rose substantially over the second half of 2009 mainly due to the enormous macroeconomic stimulus that followed in the wake of the global financial crisis. For example average spot prices for copper and aluminium were 54 per cent and 34 per cent higher in H2 2009 compared with H1.
Into 2010 after exhibiting substantial strength during most of January there was a sharp fall in prices during the last few days of the month and into February. More such volatility can be expected in the months ahead on the ebb and flow of speculation concerning the withdrawal of stimulus and the extent and sustainability of further economic recovery.

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Looking forward, our assessment for 2010 is broadly unchanged from the view we expressed in the middle of 2009. In particular, there are six sources of potential strength in most commodity markets.
•	Strong demand from China mainly related to its large public infrastructure spending package, and loans growth which has given impetus to construction — we expect Chinese GDP to grow at between 9 and 10 per cent this year;

•	Increasing confidence that the measures put in place by governments to secure the stability of the global financial system have worked;

•	A bottoming out of economic activity in other major regions generating both speculation that substantial commodity demand growth will flow from a broad global economic recovery and economy-wide inventory rebuilding;

•	Commodity production cut backs — especially during the first half of 2009 — and concerns that project finance constraints arising from the global financial crisis have impeded near and medium term commodity supply growth;

•	Low interest rates which have reduced the cost of speculating in commodity markets; and

•	Concerns about future inflation encouraging such speculative activity.
But, there are also a number of risks to the outlook that will become more apparent in the latter part of 2010 and into 2011:
•	An inevitable reduction in the level and/or pace of growth in fiscal stimulus;

•	The possibility of an aggressive tightening of monetary and/or lending policies in Asian economies in response to concerns about consumer and/or asset price inflation;

•	The possibility that consumer spending — especially in OECD economies — will remain constrained for an extended period on concerns about high unemployment, the need to rebuild wealth following recent asset price deflation and an expectation of higher future taxes;

•	The temptation for governments to introduce protectionist policies in response to sustained high unemployment figures;

•	Sovereign debt problems in some countries and the potential impact of these on financial stability;

•	Any deceleration in commodity demand once inventory rebuilding slows;

•	The likelihood that commodity supply will be encouraged by recent price and credit market improvements.
Economic data releases and news flow more generally will affect investors’ perceptions about the likelihood of such risks compared with the strength of the more positive forces on the markets. This will lead negative and positive swings in sentiment affecting prices through speculation. The corrections on equity and commodity markets in late January and early February 2010 are likely illustrations of such a dynamic.
Taking a longer run perspective, our expectation remains that real long run prices and margins for almost all minerals and metals, will average higher going forward than in the decade preceding the most recent boom. A key factor in this conclusion is our expectation that the industrialisation and urbanisation of China, India and other developing economies will generate relatively fast average rates of global commodity demand growth following an eventual recovery from the current downturn.
Future global economic development is expected to require relatively high marginal cost production to meet growing metals and minerals demand. In some instances the speed of

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expected demand growth relative to capacity combined with input supply problems may increase the frequency of intermittent supply shortages and associated price spikes.
In the long term, pressures associated to increasing carbon constraints are also expected to have significant implications for commodity markets. Over time the introduction of such constraints around the world will alter the shape of the cost curves for many commodities, especially those with more energy-intensive processes, to the benefit of producers relying on low-carbon fuels and technologies. Demand for metals and minerals should also be affected in a carbon-constrained world, though the net effect is more difficult to foresee at this point. Whilst some applications are likely to see reduced demand as a result of rising carbon costs, the better carbon and energy efficiency of denser urban development models could also have positive implications for the materials forming the physical base of urbanisation such as steel, copper and aluminium.
The remainder of this paper addresses key near term drivers of the broad outlook. We also discuss some specific issues affecting aluminium, copper, iron ore and thermal coal markets.
Macroeconomic overview
The ‘consensus’ of macroeconomic forecasters has become progressively more optimistic about future global growth while also increasing inflation projections for most countries. The IMF is predicting global growth of nearly 4 per cent after a 0.9 per cent contraction last year. Such growth acceleration would have positive implications for metals and minerals markets. But it is clear that the recovery continues to depend very much on government stimulus and short term gains from economy-wide restocking.
The range of forecast outcomes among analysts suggests that the jury is still out on whether a sustainable recovery in private sector confidence and economic activity will emerge as the fiscal and monetary stimulus wanes through 2011. In particular, any increase in expectations of a heavy handed policy approach in Asia to stem the threat of inflation or prospective asset price bubbles or a weaker OECD recovery would have negative implications for commodity spot prices.
World Economic Activity and Consumer Price Inflation

	Real GDP Growth		Consumer Prices
	2010	2011	2010	2011
China	9.7	9.1	2.8	3.2
India	7.8	7.9	7.1	5.9
Russia*	1.9	3.9	6.6	6.2
Indonesia	5.6	6.0	5.5	5.8
Australia	2.9	3.2	2.5	2.7
Brazil	5.4	4.5	4.5	4.6
South Korea	4.9	4.2	2.9	3.0
Taiwan	4.8	4.6	4.1	4.1
Saudi Arabia	3.5	4.4	1.2	1.8
Germany	1.8	1.6	1.0	1.3
France	1.4	1.6	1.2	1.5
UK	1.5	2.2	2.4	1.7
US	2.9	3.1	2.2	1.9
Canada	2.6	3.2	1.7	2.2
Japan	1.3	1.5	-1.0	-0.3
Source: Consensus forecasts (January 2010), *Global Insight
(January 2010)

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China
China’s GDP grew by 8.7 per cent in 2009 (10.7 per cent in Q4), higher than the government’s target of 8 per cent, powered by huge government-related infrastructure investment and bank lending. Fixed asset investment growth was 30.5 per cent in 2009, up from 15.2 per cent in 2008. Money supply (M2) and new loans saw rapid growth of 27.7 per cent and 31.7 per cent respectively. Non-government investment in the property sector also became a significant driver, but mainly in the second half of the year.
We expect GDP growth to be between 9 and 10 per cent in 2010. Fixed asset investment and export growth are expected to be the chief drivers. The continuous investments in multi-year infrastructure projects and expected strong growth of property construction (including much more affordable housing supply pledged by the government) are expected to generate robust commodity demand. Net exports are expected to contribute positively to GDP growth, though exports are unlikely to return to pre-crisis strong growth as the external demand outlook is still relatively weak. Although still a lesser contributor towards China’s GDP, private consumption growth is expected to remain healthy and could even accelerate if the government does more to raise household income and improve social safety nets.
With improving economic conditions, the focus of policy is switching from stimulating growth to preventing overheating. In this context, we expect progressive policy adjustments from the current stimulatory stance toward neutral. These will include close management of monthly new bank lending to make sure that the target 18 per cent growth rate is not exceeded too greatly; more reserve ratio hikes for banks; stricter restrictions on investment purchase of properties and interest rates hikes.
Risks arise if the policy adjustments are seen as being inadequate, perhaps because of rapidly emerging asset price bubbles or wage-led consumer price inflation. Such developments could illicit a more aggressive sequence of policy tightening and more volatile economic outcomes.
The OECD
Most OECD economies are now in the early stages of recovery initially driven by inventory rebuilding, government spending and in some cases net trade. Reflecting improved optimism the consensus has revised forecast growth for 2010 up by about half a percentage point for most economies compared with six months ago.
The normal pattern of recovery is that the process of inventory rebuilding and economic stimulus would generate jobs growth, increase business confidence, and create the basis for increased consumption. Such a process would allow the recovery to be sustained beyond the initial temporary burst.
At this stage, there remain risks that the pace of recovery may not be sustained. This is mainly because consumer confidence has been so heavily weighed upon by high unemployment rates, the loss in wealth and the prospect of increased taxes to fund the current stimulus. However should these concerns be overdone and the path out of recession follow closely that of past recoveries, growth in OECD economies could potentially surprise on the upside compared to current consensus views.
India
The Indian economy grew at an unexpectedly high growth rate of 7.9 per cent in the third quarter of 2009 following relatively slow growth of around 6 per cent in the preceding GFC affected quarters. The main contributors to growth were industrial production and growth in the services sector. Government stimulus announced at around $40 billion and aimed mainly

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at encouraging consumer demand and promoting infrastructure development was an important driver.
The momentum seen in Q3 appears to have been sustained with industrial production growing by nearly 12 per cent in November, the highest monthly rate in two years. Forecasters have upped their projections for India’s growth in 2010 and at this stage growth of around 8 per cent seems plausible. Inflation is emerging as a concern and the Reserve Bank has taken some steps to tighten credit availability. Nevertheless policy remains expansionary and will need to be tightened further over the next few quarters to prevent wage led price inflation.
Over the medium and longer term an ongoing program of reform and infrastructure development is required to keep growth at well above historical rates. Our analysis suggests that under the right policy settings India can achieve double digit growth rates for a sustained period. The net impact on global commodity demand could be significant if India’s current constraints continue to limit its domestic commodity supply growth. To put this into perspective, analysts’ macro economic projections show that India’s GDP per capita should reach current Chinese levels in about 15 years. In 2009 India’s steel, copper and aluminium consumption per person was only about one tenth of equivalent Chinese levels. So, even assuming that India continues to follow a lower resource-intensive growth profile than China, it will become an increasingly important source of demand growth through this new decade and into the next one.
Currencies
The US dollar weakened substantially over 2009 owing to concerns about the strength of economic activity. At the same time, with weak external demand, the Chinese Authorities stalled the process of nominal appreciation. By contrast commodity currencies have benefited from strong commodity prices and strong domestic economic conditions more generally. The Australian dollar has appreciated by 27 per cent against the US dollar (spot versus January 2009 average), the Brazilian real by 17 per cent, the Chilean peso by 20 per cent and the Canadian dollar by 24 per cent.
Over the course of the year, currency movements will be influenced by ever-changing speculation about the relative strength of different economies and interest rate policies. We continue to expect long run real appreciation of the Chinese RMB relative to the US dollar. This process could recommence once Chinese authorities become more confident about the strength of China’s recovery as well as the sustainability of the improvement in the external demand environment. One potentially important source of pressure on the currency could be an urgent need to control money supply and/or domestic inflation. However, any moves are unlikely to be signalled. Since marginal production of many commodities such as iron ore, coal and aluminium is predominantly Chinese, any appreciation of the RMB would increase Chinese costs in US dollar terms and therefore industry marginal costs. Such an outcome would tend to support commodity prices.
Commodity markets
Costs
Following the rapid decline through late 2008 and early 2009, there has been some bottoming out of mine operating costs. Through H2 2009 costs generally started to increase again, however at a slower pace than the commodity price gains over the same period.
For the year ahead we expect to see further increases in operating costs. The strong prices seen for some commodities are expected to encourage producers to restart higher cost

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capacity and push operations to mine lower grade resources. Furthermore, if output from mining is increased significantly and input availability is once again strained we could see further increases in input prices. These pressures would be expected to return more rapidly in regions where activity in mining as well as oil and gas is re-accelerating strongly, such as Australia. Energy costs account for a significant proportion of mining costs and if maintained at current levels would also support higher industry costs.
Moving to dry bulk freight, prices started 2009 in a deep trough and a pessimistic outlook pervaded the market. However, continued strength of the Chinese economy and demand for seaborne commodities ultimately helped buoy freight prices to higher levels. China’s iron ore imports reached new heights with trade from Australia and Brazil sufficiently absorbing capacity provided by an expanding Capesize fleet. Later in 2009 signs of recovery were seen in developed nations, with growth and restocking in Europe, Japan and South Korea providing support to dry bulk freight rates. The Baltic Dry Index (BDI) ended the year up 288 per cent.
Net dry bulk fleet growth was a record 10 per cent in 2009, yet prices remained firm as demand, long haul trade and port congestion accounted for the vessel additions. A large tranche of new vessels are scheduled to deliver from ship yards in 2010, with dry bulk capacity expected to swell over the coming periods.
Aluminium
As aluminium prices fell below $1,300/t at the start of 2009, cutting very deep into the industry cost curve under the weight of excess stocks and capacity, few expected the light metal to trade again above $2,200/t by the end of the year. Prices have corrected back towards $2,000/t in recent weeks, but remain above the levels seen throughout most of last year.
The stocks that had put so much pressure on prices still exist, but a substantial proportion has been locked in financing deals made attractive by competitive warehousing fees and near-zero libor rates. This allowed the market to focus on some of the developing positive signs during the second half of 2009, boosting sentiment and pushing prices higher. One of these signs was that visible stocks themselves stopped rising and although there is ample

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speculation about the build up of inventories off-exchange it is likely that the market moved closer to balance in the second part of last year. The phase of heavy destocking seen in late 2008 and early 2009 has come to an end, lifting the level of metal demand whilst underlying semis consumption also started to grow again. This growth has so far remained modest in developed economies, especially as consumers remain cautious about replenishing pipeline inventories. However there has been a clear acceleration in the pace of Chinese aluminium demand since the middle of last year, with some positive repercussions on nearby Asian countries.
The demand bounce back in China has been sharp creating a short term incentive for imports towards the middle of the year, whilst domestic smelters were starting to ramp up production at potlines idled since the fourth quarter of 2008. As a result, over the whole of 2009 China has been a net importer of about 1.5 million tonnes of unwrought aluminium, a sharp contrast from net export positions in previous years. However the Chinese supply response quickly gathered pace as prices trended up more firmly and by September 2009 China’s monthly output levels had already exceeded the previous mid-2008 peak.
Given the more moderate demand outlook outside China and the looming commissioning of new smelting capacity in the Middle East and India, western producers have so far adopted a more cautious approach to smelter restarts in the face of higher prices. The production rate at non-Chinese smelters at the end of 2009 was still about 10 per cent below 2008 peak levels. Whether cuts are kept in place when end-use demand starts to bounce back more strongly will have some important implications for the market over the coming quarters. In that context it is important to remember that some of the recent shutdowns were permanent decisions.
Another factor to keep in mind over the coming quarters will be the potential unwinding of some of the stock financing deals. Because of these deals the aluminium market could be more sensitive than other commodity and base metals markets to central banks’ exit strategies and the associated tightening of interest rates. This might be more of a point to watch for later in the year or even 2011, but evolving views on the timing of monetary policy changes could drive speculative activity in anticipation of such changes.

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Copper
The rebound in copper prices since the start of 2009 has also exceeded expectations. From a low of $3,000/t ($1.35/lb) prices rallied through the year to exceed $7,500/t ($3.40/lb) by the end of December. Prices remained firm into 2010 but the market correction in late January pushed copper prices back below $6,300/t ($2.85/lb) by early February.
Copper demand has not been immune from the sharp drop in industrial production, especially in developed economies. Copper semi-fabricators in Europe, Japan and the USA recorded double digit falls across most products and end-uses during the first half of 2009. Some sectors such as power cable applications fared better than others, but in some markets demand halved as evidenced by the 45 per cent contraction in Japanese electrical machinery cable during the first quarter of the year.
About a quarter of the copper consumed in China is re-exported directly in the form of semi-products or indirectly as copper contained in manufactured goods. Chinese copper semis production was therefore also initially severely affected by the contraction in global trade. But the financial crisis and lower copper prices resulted in a sharp contraction in the supplies of scrap used by Chinese semi-fabricators, boosting demand for refined copper. Combined with some restocking, strategic stockpiling and speculative activity this created a record demand for imported cathodes. Chinese net imports of refined copper reached just over 3.1 million tonnes in 2009, representing a 130 percent increase over the previous year.
The surge in Chinese imports was the main development in the copper market last year. It quickly reversed the rising trend in LME stocks started during the second half of 2008. Despite the sharp falls in end-use demand the western market was essentially kept tight through most of the year. As a result market participants and investors quickly started to focus again on mine supply issues and the potential impact of new disruptions on the market balance. For example, several potentially difficult labour negotiations at key Chilean mines added to the positive market sentiment during the final quarter of 2009.
More importantly the financial crisis has led to significant delays in many copper projects, leaving this market with relatively low inventory levels and continued poor mine supply growth prospects as it enters the next phase of growth. The market appears to be pricing in

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expectations of continued supply challenges and further tight market conditions in coming years.
However, over the next few months the focus is likely to remain on the level of imports from China. With higher copper prices scrap supplies should start to loosen up again, leading to a potential unwinding of the scrap effect on Chinese copper cathode demand. Also, analysts have widely different views regarding the amount of speculative copper stock positions accumulated within China last year and the market will be monitoring potential Chinese destocking in coming quarters. Meanwhile copper demand in developed countries is expected to gradually recover through 2010.
Steel & Iron ore
In 2009 global steel production was approximately 9 per cent lower year on year. There was a marked contrast in activity between the developed economies and emerging markets. Production collapsed in Western Europe (-30 per cent), Japan (-27 per cent) and North America (-38 per cent). In India output increased by 3 per cent and the latest investment plans indicate the country will become the second largest steel producer in the world by 2015. But it was mostly the largest steel producer, China, which helped partly offset the sharp falls in the west. Output there increased by 14 per cent and share of global production rose from 38 per cent to 48 per cent. Because China’s steel exports fell by 40mt the growth in production understates the increase in domestic demand which was 19 per cent.
China’s large appetite for steel in 2009 was created by an effective stimulus package and loose credit conditions. Steel use increased by approximately 35 per cent in the infrastructure sector, 14 per cent in the residential construction sector (the biggest steel consumer) and 41 per cent in the automotive sector.
We expect global steel production will improve significantly this year especially as OECD demand recovers following a period of substantial destocking. In November the OECD recorded its first increase in output, year on year, for 13 months and we expect this momentum to persist through 2010. New loans by Chinese banks increased in the last two months of 2009 and this money is likely to materialise as new infrastructure projects in the

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first half of 2010. In the residential construction industry floor area started increased 194 per cent and land area purchased increased 25 per cent year on year in November.
A key source of new demand is residential development in rural China. With steadily rising incomes among the rural households, improving safety awareness following the catastrophic earthquake and snow storms in 2008, and increasing incentives provided by both local and central government, Chinese farmers have significantly increased the consumption of steel while constructing new homes and replacing old “mud and straw” type residences. We expect the percentage of concrete steel structures to exceed 90% of total new builds in rural areas within five years, up from the current 70%, constituting over 10 billion square metres of rural floorspace over the next decade. Steel consumption in this sector will more than double from the current level of 25Mtpa by 2015, making it a larger consumer of steel than the automotive sector (which will consume 40Mtpa by then).
Any improvement in steel production will require an increase in steel prices. They are currently near the bottom of their cycle (since 2005) in North America, Western Europe and Japan and below average in China. Based on current spot prices for raw materials (including iron ore and coking coal) private steel mill production costs in China have exceeded ex-works prices by approximately 2-3 per cent. Improving demand gives scope for price rises but substantially higher steel prices will encounter strong head-winds from significant surplus capacity. CISA estimates this amounted to 100mt last year in China alone.
As a result of the sharp contraction in OECD steel production last year, seaborne iron ore was diverted to China, where imports rose by 41 per cent. The new imports crowded out high-cost domestic production and the spot price sank to $54/t in March. When demand started to respond to the stimulus measures more domestic iron ore production was required and the spot price began to rise to encourage the return of idled capacity. At the start of 2010 the spot price exceeded $100/t.
Conditions affecting spot iron ore markets are expected to remain firm in 2010. As a result of the global financial crisis and the very effective stimulus measures in China the industry has returned for now to the operating environment of pre 2008 when demand growth outstripped new supply. Steel production is expected to grow in all the major seaborne iron ore consuming countries this year; meanwhile Steel Business Briefing estimates that 65mt of new iron ore capacity earmarked to come on stream in Australia in 2009 did not eventuate because new entrants and existing producers postponed expansion plans as cash and finance dried up. Expansion plans are being resumed as demand continues to pick up.
Thermal coal
The substantial price declines in 2008 continued into 2009 as the Newcastle coal price reached a low of US$60/t in March. Since then prices rose and finished the year in the mid-US$80s. In Australian dollar terms the price did not reach the trough for a further six months. Since September 2009, the price has indeed been rising in A$ terms but has remained below the January 2009 level.
In 2009, seaborne coal was supported by demand from China, without which the market would have suffered considerably more distress. Chinese coal imports increased from 41 million tonnes in 2008 to 126 million tonnes in 2009. Australia was a major beneficiary as average monthly exports to China in 2009 were greater than the total exports in 2008. Meanwhile, deep economic recession in the established markets of Europe, Japan and Taiwan meant that the Atlantic basin market was particularly weak with sharp cuts in demand resulting in significant stock build-ups that have still to unwind. Escalating freight rates were critical in the divergence of Atlantic and Pacific pricing.

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The weak Atlantic basin contributed to marginally lower South African exports in 2009 compared to 2008. However, the dynamic of exports changed with the Indian market share increasing from 13 per cent to nearly a third of South African exports. European coal recovery remains gradual with surplus gas increasing competition and high inventories remaining — though the recent cold weather has helped reduce stockpiles slightly. A European recovery could result in India becoming more active in the Pacific market with subsequent tightening of both basins.
Since the New Year large price rises have been observed, with the spot rate rising above US$100/t. Adverse weather conditions in Western Europe and China have been partly responsible. The Baltic Exchange Capesize index fell by over 50 per cent from November 2009 to January 2010 which meant coal delivered to China was more competitive relative to domestic coal. Imports to the Coastal South of China could also be pushed up by coal supply diversification, infrastructure bottlenecks in the north of the county and larger power plants requiring higher quality coals.
The direction of seaborne thermal coal prices over the year to come will continue to be driven by China as Asia demand fundamentals remain stronger than the Atlantic. Seaborne imports will continue to play an important role in Coastal Southern demand, although high freight rates are a risk as they could rapidly close the arbitrage window of Australian coal to China.
The consolidation of Town and Village Enterprise mines in Shanxi continues and could act to suppress supply. Delays in reopening due to mine valuations, capital expenditure required and integration with existing operations will persist. All of which are likely to lead to further short run costs rises associated with the integration. In 2009, Inner Mongolia overtook Shanxi as the largest coal producer in China producing 637 million tonnes to 615 million tonnes in Shanxi.

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Conclusion
2010 could be a strong year for commodity demand based on the ongoing effects of post GFC stimulus and restocking. The Chinese construction sector in particular is expected to continue to provide a solid underlying basis for demand growth while recovery in the OECD could see accelerating demand from those economies for a period. While this is positive for prices, production growth could moderate gains in some markets. In addition, there are important risks relating to the speed with which the post-GFC stimulus may be withdrawn — especially in China, and the strength of economic recovery — especially in the OECD.
This suggests that over the course of the year price outcomes will be affected by speculative forces. Changing expectations about the course of macroeconomic policies in major economies and the speed of economic recovery will flow directly into spot prices. There is substantial uncertainty associated with such outcomes. This creates the basis for substantial price volatility through the year and into 2011.
Looking further ahead, we retain the view that the processes of economic development in emerging markets will provide the basis for relatively high commodity prices and margins. China’s development will remain key given its absolute size; however it is becoming increasingly clear that Indian growth dynamics could provide an increasingly positive influence on commodity markets over the coming decades.

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